



SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2010
WASH, D.C.
212
SECTION

UNIT[illegible] 10030644
SECURITIES AND E[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN REAL ESTATE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 – 110TH AVENUE NE, SUITE 550
(No. and Street)

BELLEVUE (City) WA (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON WOOD 1-800-635-0315
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name)*

601 UNION ST STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON WOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN REAL ESTATE SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NANCY C. MIKACENIC
COMMISSION EXPIRES
NOTARY
PUBLIC
07-26-11
STATE OF WASHINGTON

Notary Public



Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPARATELY BOUND REPORT.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

* *Reserve requirement is not applicable.*

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*



PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Real Estate Securities, Inc.
Bellevue, Washington

We have audited the accompanying statement of financial condition of American Real Estate Securities, Inc. as of December 31, 2009, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Real Estate Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP
March 29, 2010

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

AMERICAN REAL ESTATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	16,950
Accounts receivable		154
Draws paid on unearned commissions		104,133
Prepaid expenses and deposits		5,458
Leasehold improvements, furniture and equipment, at cost, net of accumulated depreciation of $241,169		20,134
	$	146,829

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	1,082
Accrued expenses		6,733
Total liabilities		7,815
Stockholders' equity		
Common stock, no par value, 30,000 shares authorized, 100 shares issued and outstanding		12,000
Additional paid-in capital		431,000
Retained deficit		(303,986)
Total stockholders' equity		139,014
	$	146,829

See Notes to Financial Statements

AMERICAN REAL ESTATE SECURITIES, INC.

STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2009

Revenues		
Placement fees	$	38,000
Interest income		644
		38,644
Expenses		
Wages		200,240
Rent		72,267
Depreciation		27,902
Payroll taxes and benefits		18,948
Professional fees		18,452
Insurance		12,296
Travel and entertainment		9,306
Equipment lease		9,118
Office expense		7,179
Regulatory fees		6,210
Telephone		3,390
Miscellaneous		611
		385,919
Net loss	**$**	**(347,275)**

See Notes to Financial Statements

AMERICAN REAL ESTATE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2008	100	$ 12,000	$ 340,000	$ 43,289	$ 395,289
Capital Contributions			91,000		91,000
Net loss				(347,275)	(347,275)
Balance, December 31, 2009	100	$ 12,000	$ 431,000	$ (303,986)	$ 139,014

See Notes to Financial Statements

AMERICAN REAL ESTATE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net loss	$ (347,275)
Adjustments to reconcile net loss to net cash flows from operating activities	
Depreciation	27,902
Change in operating assets and liabilities	
Accounts receivable	60,709
Draws paid on unearned commissions	(45,000)
Prepaid expenses and deposits	10,836
Accounts payable	(6,312)
Accrued expenses	(19,847)
Net cash flows from operating activities	(318,987)
Cash Flows from Investing Activity	
Purchase of property and equipment	(1,000)
Cash Flows from Financing Activity	
Capital contributions from stockholders	91,000
Decrease in Cash	**(228,987)**
Cash, beginning of year	245,937
Cash, end of year	$ 16,950
Cash paid for interest	$ -

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

American Real Estate Securities, Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company primarily deals with Internal Revenue Code Section 1031 fractional interest investment programs that own commercial and multifamily real estate projects.

All Company revenue is generated by private placements by an affiliated Company. The private placements to date have been for rental apartment complexes developed in the western part of the United States and are developed and managed by other affiliated companies. Generally, the investors in the private placements are entities and individuals who have sold existing real estate and are seeking to reinvest the proceeds on a tax-deferred basis in other real estate within the statutory guidelines of Internal Revenue Code Section 1031.

The Company is owned by two stockholders and related to several other companies in the real estate development and investment industry owned by the same owners.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash and Cash Equivalents

Cash consists of cash deposits with a financial institution. The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. On occasion, the Company has deposits in excess of federally insured limits.

Draws Paid on Unearned Commissions

The balance represents commission advances made to one employee. There was no payment made on these advances by the employee during 2009. Management believes that the amount is fully collectible in the near future. Therefore, no allowance is recorded at December 31, 2009.

Leasehold Improvements, Furniture, and Equipment

Leasehold improvements, furniture, and equipment are stated at cost. Depreciation of furniture and equipment is provided using an accelerated method or the straight-line method over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease.

Revenue Recognition

Commission and fees associated with private placements are recognized when the services are completed.

Income Taxes

The Company has elected S corporation status for tax purposes, and is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its stockholders in computing their individual tax liabilities. The Company generally makes distributions to the stockholders to pay the liabilities arising from this election.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was on March 29, 2010.

Note 2. Related Party Transactions

The Company shares certain expenses, such as payroll services, with affiliated companies. These expenses are paid to the affiliated companies each month. The amounts paid to the affiliated companies for these expenses were not significant during 2009.

The Company also may share certain employees with affiliated companies. However, the services provide by these employees are minimal and no payments were made for the services provided by or to the affiliated companies during 2009.

Note 3. Operating Lease

The Company leases its offices space under an operating lease from an affiliated company which has a non-cancellable lease with an unrelated landlord. The lease expires on January 31, 2011. The Company pays monthly lease payments directly to the landlord for its approximate percentage of the square footage used. Future minimum rental payments required under the lease for the years ending December 31, are:

2010	$	63,000
2011		5,000
Total	$	68,000

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2009, the required minimum net capital was $5,000. The Company had computed net capital of $9,135 at December 31, 2009, which was in excess of the required net capital level by $4,135. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.86 to 1.

SUPPLEMENTARY INFORMATION

AMERICAN REAL ESTATE SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2009

COMPUTATION OF NET CAPITAL

Stockholders' equity	$	139,014
Deductions		
Accounts receivable		154
Draws paid on unearned commissions		104,133
Prepaid expenses and deposits		5,458
Property and equipment		20,134
		129,879
Net capital		9,135
Minimum net capital		5,000
Excess net capital	$	4,135

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	1,082
Accrued expenses		6,733
Total aggregate indebtedness	$	7,815

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		86%
Ratio of aggregate indebtedness to net capital		0.86 to 1

American Real Estate Securities, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

AMERICAN REAL ESTATE SECURITIES, INC.

SCHEDULE II – RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2009

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$	9,135

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.



PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
American Real Estate Securities, Inc.
Bellevue, Washington

In planning and performing our audit of the financial statements of American Real Estate Securities, Inc. ("the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguard securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

An independent firm associated with MOORE STEPHENS INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

March 29, 2010

AMERICAN REAL ESTATE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

C O N T E N T S

	Page
FACING PAGE	**1**
OATH OR AFFIRMATION	**2**
INDEPENDENT AUDITORS' REPORT	**3**
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	4
STATEMENT OF INCOME (LOSS)	5
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8 - 10
SUPPLEMENTARY INFORMATION	
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1	12
SCHEDULE II – RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL	13
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	**14 - 16**

AMERICAN REAL ESTATE
SECURITIES, INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009



PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
American Real Estate Securities, Inc.
Bellevue, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by American Real Estate Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities or specified parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences.

2. We compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP
March 29, 2010

AMERICAN REAL ESTATE SECURITIES, INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7T)
For the Period from April 1, 2009 to December 31, 2009

Total assessment (April 1, 2009 to December 31, 2009) and amount due with Form SIPC-7T	$	150